

A.M. BEST RATING SERVICES, INC.
POLICIES AND PROCEDURES

Subject: Required Financial Reports and Accounting
Records, Prohibited Conflicts

Number: C-30

Effective Date: 06/22/07
Revision Date: 04/10/09
09/09/10
02/05/16

This policy applies to A.M. Best Rating Services, Inc. and its subsidiaries.
Paragraphs (a)(1), (a)(3), (a)(4), (a)(5), (a)(6) and (b)(1) of Rule 17g-2 of the Exchange Act require A.M. Best, as a Nationally Recognized Statistical Rating Organization (NRSRO), to make and retain, retain and/or furnish the following records/reports to the Securities and Exchange Commission (SEC) as follows:

1. Records required to be made and retained. A NRSRO must make and retain the following books and records, which must be complete and current:

1.1 Records of original entry into the accounting system of A.M. Best and records reflecting entries to and balances in all general ledger accounts of A.M. Best for each fiscal year.

1.2 An account record for each person (for example, an insurance company, issuer, underwriter, or other person) that has paid A.M. Best for the issuance or maintenance of a credit rating indicating:

1.2.1 The identity and address of the person; and

1.2.2 The credit rating(s) determined or maintained for the person.

1.3 An account record for each subscriber to the credit ratings and/or credit analysis reports of A.M. Best indicating the identity and address of the subscriber.

1.4 A record listing the general types of services and products offered by A.M. Best during the most recently ended fiscal year.

1.5 Where possible, a record indicating the type of company purchasing services and products other than the account record requirements under subsection 1.2 and 1.3 as follows:

1.5.1 Institutional/retail asset management firms;

1.5.2 Securities underwriting/investment banking firms; and





1.5.3   Insurance brokerage firms.

2. Records required to be retained. A NRSRO must retain the following books and records:

2.1   Significant records (for example, bank statements, invoices, and trial balances) underlying the information included in the annual financial reports furnished by A.M. Best to the SEC.

3. Requirement to furnish records upon request. A.M. Best must furnish the SEC or its representatives with legible, complete, and current copies, of those records required to be retained pursuant to sections 1 and 2 of this policy, or any other records of A.M. Best subject to examination under section 17(b) of the Securities Exchange Act (15 U.S.C. 78q(b)) that are requested by the SEC or its representatives.

4. Reports required to be furnished annually.

4.1 A.M. Best must annually, not more than 90 calendar days after the end of its fiscal year (December 31), furnish the SEC, at the SEC's principal office in Washington, DC, with the following financial reports as of the end of its most recent fiscal year:

4.1.1 Audited financial statements. The audited financial statements must:

4.1.1.1 Include a balance sheet, an income statement and statement of cash flows, and a statement of changes in ownership equity;

4.1.1.2 Be prepared in accordance with generally accepted accounting principles; and

4.1.1.3 Be certified by an accountant who is qualified and independent in accordance with federal securities laws.

4.1.2 An unaudited financial report providing revenue in each of the following categories (as applicable) for the fiscal year:

4.1.2.1 Revenue from determining and maintaining credit ratings;

Prohibited Conflict: A.M. Best is prohibited from issuing or maintaining a credit rating on any rated entity from which revenue received for rating such entity, in the most recently ended fiscal year, equaled or exceeded 10% of the total net revenue (as defined in Form NRSRO) of A.M. Best.



4.1.2.2 Revenue from subscribers;

4.1.2.3 Revenue from granting licenses or rights to publish credit ratings; and

4.1.2.4 Revenue from all other services and products (include descriptions of any major sources of revenue).

4.1.3 An unaudited financial report providing the total aggregate and median annual compensation of Credit Analysts for the fiscal year.

> Note to section 4.1.3: In calculating total and median annual compensation, deferred compensation may be excluded, provided such exclusion is noted in the report.

4.1.4 An unaudited financial report listing the 20 largest rated entities (obligors) and subscribers that used A.M. Best credit rating services by amount of net revenue attributable to the rated entity or subscriber during the fiscal year. The list must also include any other issuer of securities, such as structured securities transactions, or any securities underwriter, that used credit rating services if the net revenue attributable to the issuer or securities underwriter during the fiscal year equaled or exceeded the net revenue attributable to the 20th largest obligor or subscriber. Include the net revenue amount for each person on the list. This requirement differs from the rules to implement the Credit Rating Agency Act of 2006 in that the SEC has asked that A.M. Best report obligors as its primary business rather than issuers.

> Note to 4.1.4: A person is deemed to have "used credit rating services" if the person is any of the following: an obligor that is rated by A.M. Best (regardless of whether the obligor paid for the credit rating); an issuer that has securities or money market instruments subject to a credit rating of A.M. Best (regardless of whether the issuer paid for the credit rating); any other person that has paid A.M. Best to determine a credit rating with respect to a specific obligor, security, or money market instrument; or a subscriber to the credit ratings, credit ratings data, or credit analysis of A.M. Best. The calculation of net revenue attributable to a person includes all revenue earned by A.M. Best for any type of service or product, regardless of whether related to credit rating services, and net of any rebates and allowances paid or owed to the person by A.M. Best.



4.1.5 An unaudited report of the number of credit rating actions (upgrades, downgrades, placements under review and withdrawals) taken during the fiscal year in each class of securities for which A.M. Best is registered.

4.2 Each financial report that must be furnished to the SEC pursuant to section 4 of this policy must have attached a signed statement by a duly authorized person associated with A.M. Best that the person has responsibility for the report and, to the best knowledge of the person, the financial report fairly presents, in all material respects, the financial condition, results of operations, cash flows, revenues, and analyst compensation, as applicable, of A.M. Best for the period presented.

5. Additional Financial Recordkeeping Requirements – A.M. Best Europe – Ratings Services Limited (AMBERS). European securities laws require the following records:

5.1 AMBERS shall disclose to the public on its web site the names of the rated entities or related third parties where the lead analyst is employed by AMBERS from which AMBERS receives more than 5 % of its annual revenue.

5.2 the account records relating to fees received by AMBERS from any rated entity or related third parties;

5.3 the account records for each subscriber of AMBERS to the credit ratings or related services;

5.4 Records and audit trails referred to in this Section shall be kept at AMBERS premises for at least five years and be made available upon request to the competent authorities of the Member States concerned.

5.5 annually, the following information:

5.5.1 a list of the largest 20 clients of AMBERS by revenue generated from them; and

5.5.2 a list of those clients of AMBERS whose contribution to the growth rate in the generation of revenue of AMBERS in the previous financial year exceeded the growth rate in the total revenues of AMBERS in that year by a factor of more than 1,5 times. Any such client shall be included on the list only where, in that year, it accounted for more than 0,25 % of the worldwide total revenues of the A.M. Best at global level.

Note for 5.5.2: For the purposes of this point, "client" means an entity, its subsidiaries, and associated entities in which the entity has holdings of more than 20 %, as well as any other entities in respect of which it has negotiated the structuring of a debt issue on behalf of a client and where a fee was paid,



directly or indirectly, to the credit rating agency for the rating of that debt issue.

    5.5.3 financial information on the revenue of AMBERS divided into fees from credit rating and non-credit-rating activities with a comprehensive description of each;

5.6 The records required to be made in Section 5 shall be retained for a period of not less than five years. Where the registration of AMBERS is registration is withdrawn, such records will be retained for an additional three years.

6.   Record/report retention periods. The records required to be retained pursuant to sections 1 and 2 of this policy, and the reports required to be furnished annually pursuant to section 4 of this policy, must be retained for five years after the date the record is made or received.

    6.1 Manner of retention. An original, or a true and complete copy of the original, of each record/report required to be retained pursuant to this policy must be maintained in a manner that makes the original record/report or copy easily accessible to the principal office of A.M. Best.



A.M. BEST RATING SERVICES, INC.
POLICIES AND PROCEDURES

Subject: <u>Compliance Regulatory Duties/Recordkeeping</u>   **Number:**   <u>C-32</u>

Effective Date: 06/22/07
Revision Date: 09/09/10   11/14/14
6/15/15   01/13/16

Purpose: This policy applies to A.M. Best Rating Services, Inc. and its subsidiaries (AMBRS).

1.   <u>Records required to be retained</u>: AMBRS must retain the following books and records, which must be complete and current:

   1.1   Internal audit plans (including schedules), internal audit reports, documents relating to internal audit follow-up measures, and all records identified by the internal auditors of AMBRS as necessary to perform the audit of an activity that relates to its business as a credit rating agency.

      <u>Note to 1.1</u>:   Each compliance review should document the methodology/procedure used in performing the review.

   1.2   Compliance reports and compliance exception reports.

      1.2.1   Quarterly compliance reports required pursuant to Policy C-5.

      1.2.2   Any other reports that identify activities of AMBRS that the Compliance Officer determined raised, or did not raise, compliance and control issues.

         <u>Note to 1.2.2</u>:   Any final compliance reports, where the subject activity of the report was initiated as a result of information received from a "whistleblower," will be drafted in a manner to protect the identity of the whistleblower.

   1.3   Annual Reports: The Compliance Officer will submit to the Board of Directors an annual report on the compliance of the respective companies with the securities laws and the policies and procedures of those companies that includes:

      1.3.1   A description of any material changes to the code of ethics and conflict of interest policies of AMBRS; and





1.3.2   A certification that the report is accurate and complete.

1.4   Records of internal controls made pursuant to CRPC Policy 1.

2.   <u>Compliance Officer Duties:</u>

2.1   Establish, maintain and enforce written policies and procedures reasonably designed to prevent the misuse of material nonpublic information;

2.2   Establish, maintain and enforce written policies and procedures reasonably designed to address and manage any conflicts of interest that can arise from the company's business;

2.3   Establish written policies and procedures for the receipt, retention, and treatment of:

      2.3.1 Complaints regarding credit ratings, models, methodologies, and compliance with the securities laws and the policies and procedures developed under this section;

      2.3.2 Confidential, anonymous complaints by employees or users of credit ratings;

2.4   Ensure the Company's Form NRSRO remains current and filed in accordance with Rule 17g-1; and

2.5   Ensure the timely submission of all 17g-3(a) and (b) reports and documents in accordance with the Rule.

2.6   Retain the following books and records (excluding drafts of documents) that relate to its business as a credit rating agency:

- A record documenting the policies and procedures AMBRS is required to establish, maintain, and enforce pursuant to Look-back Reviews.

- Any written communications received from persons not associated with AMBRS that contain complaints about the performance of a credit analyst in initiating, determining, maintaining, monitoring, changing, or withdrawing a credit rating.

- Forms NRSRO (including Exhibits and accompanying information and documents) AMBRS filed with or furnished to, as applicable, the Commission

- The internal control structure AMBRS is required to establish, maintain, enforce, and document pursuant to law, regulation or rule. Specifically:





    i. Section 15E(c)(3)(A) of the Dodd Frank Act.
   ii. Policies and procedures with respect to the procedures and methodologies used to determine credit ratings
  iii. Policies and procedures with respect to credit rating symbols, numbers, or scores
  iv. Standards of training, experience, and competence of credit analysts

3. <u>Prohibited Compliance Officer Activities:</u> While serving as the Compliance Officer, the Compliance Officer <u>may not</u>:

   3.1 Participate in the determination of credit ratings;

   3.2 Participate in the development of ratings methodologies or models;

   3.3 Perform marketing or sales functions;

   3.4 Participate in establishing compensation levels, other than for employees working for the Compliance Officer; or

   3.5 Participate in compensation programs linked to the financial performance of AMBRS. The Compliance Officer's compensation must be arranged so as to ensure the independence of the officer's judgment.

4. <u>Requirement to furnish records/reports upon request</u>: AMBRS must furnish the SEC or its representatives with legible, complete, and current copies, of those records/reports required to be retained pursuant to section 1 of this policy, or any other records of AMBRS subject to examination under section 17(b) of the Securities Exchange Act (15 U.S.C. 78q(b)) that are requested by the SEC or its representatives.

5. <u>Record Retention:</u> Any record made pursuant to this policy must be retained in accordance with the corporate record keeping policy.





<u>Exhibit 7 also includes the following documents that are reported in Exhibit 5:</u>

- Code of Coduct

- AMBRS Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting Policy (Policy C-5)

- Independent Directors Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting (Policy C-5ID)

- AMB-AMBEIS Confidential Information, Conflicts of Interest and Prohibitied Acts (Policy C-5NR)

These documents, which were uploaded as part of Exhibit 5, were not separately uploaded in Exhibit 7 due to file size constraints we encountered during the upload to the EDGAR application.